Vote FOR Item 7 on the Management's Proxy
          Asking Kroger to Issue Report on Toxic Chemicals in Products

        A Letter from Catholic Healthcare West, Sponsor of Item Number 7

Dear Fellow Kroger Shareholder,

We are writing to urge you to vote in favor of Item 7 on the management's proxy ballot. The proposal asks our company to publish a report to shareholders on its policies on emerging product safety issues. This would include a summary of any product categories sold in Kroger stores that may be affected by product toxicity concerns. It would also include a description of any new initiatives our company is taking to respond to this public policy challenge, above and beyond regulatory compliance.

In its response to the proposal, Kroger stated that they "believe these matters are most appropriately addressed by informed legislators and regulators." However, in our opinion, this response by management is inadequate. Other companies have already recognized the importance of these toxics issues and responded rapidly. Kroger's response demonstrates well the need for the company to engage in a more thorough examination of the consumer climate regarding potentially toxic products. Before deciding that complacency is an effective tactic, Kroger must consider the risks of inaction to the company, its consumers and the environment.

Bisphenol A
-----------

One issue our resolution raises is the use of Bisphenol-A (BPA) in plastic baby bottles, sports water bottles, and food can linings. Recent research has highlighted health concerns tied with exposure to this chemical. Even though US regulations regarding this chemical remain unchanged, Health Canada has recently determined that this chemical is harmful. Some companies are responding quickly

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to these new reports and information on this chemical. Nalgene, whose signature product is a BPA-containing polycarbonate water bottle, stated that they will no longer sell any products containing BPA. In April 2008, Wal-Mart announced that it was immediately ceasing sales in all its Canadian stores of food containers, water and baby bottles, sippy cups, and pacifiers containing BPA. Wal-Mart plans to phase out baby bottles containing BPA in the US by early 2009. These examples indicate that some manufacturers and retailers are taking the health risk of BPA quite seriously.

Cosmetics and Personal Care Products
------------------------------------

Kroger offers a variety of cosmetics and personal care products for sale. Recent media stories have prompted growing consumer attention. The neurotoxicant lead is found in some lipsticks. Phthalates- linked to harming the developing male reproductive organs- are found in many hair products, deodorants, body lotions, and fragrances. While Kroger's response to the Proposal indicates that the company requires vendors "to assure their products comply with all applicable laws, including those relating to content and labeling," this response fails to acknowledge that current US regulations on cosmetics and personal care products are inadequate to prevent the presence of such materials. The October 2007 Campaign for Safe Cosmetics tests for lead in lipstick revealed both that many lipsticks contained measurable amounts of lead, and that this was surprisingly not illegal. Neither cosmetic products nor cosmetic ingredients are reviewed or approved by the Food and Drug Administration (FDA) before they are sold to the public.

In our opinion, Kroger must follow the lead of other large retailers in recognizing the importance of addressing these toxics issues proactively. For example, CVS Caremark just announced a groundbreaking new cosmetics safety policy as part of its first Corporate Social Responsibility report. The company says it will remove chemicals linked to adverse health outcomes from its house-branded

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products and will replace them with safer alternatives, in response to consumer and shareholder pressure. While Kroger stated in its response to the Proposal that "informed legislators and regulators" should address these issues, CVS is making needed internal changes that will also prompt similar action by its manufacturing partners. According to a press release on CVS' new toxics policy, "the policy further committed the company to continuously evaluating and improving their house-brand products based on emerging science about the links between cosmetic ingredients and health/environmental risks." This is the first cosmetics safety policy to be released by a major drugstore retailer in the United States, which puts CVS at the forefront meeting changing consumer demand for safer products. This new policy at CVS also illustrates very clearly the ability of retailers to make changes ahead of those imposed by regulators or legislators.

PVC
---

The Proposal also raises the issue of PVC in Kroger's products. Because of the host of environmental and human health issues raised throughout their life cycle and supply chain, PVC products and packaging are being phased out by Wal-Mart, Target, Sears, and Kmart. Surprisingly, Kroger does not address this issue at all in its response to the proposal. PVC is typically produced with the use of toxic stabilizers - such as lead, cadmium and organotins - as well as phthalate plasticizers (softeners). These additives leach, flake or outgas from PVC over time; risks from consumer exposure evidenced in the scientific literature include, for example, the potential to cause or exacerbate asthma, lead poisoning, cancer and harm to developing reproductive systems. Thus, we believe it is reasonable to conclude that these chemicals if they are contained in Kroger's PVC products may pose additional legal and reputational risks to the company.

The management's unresponsive defense of its product safety demonstrates to shareholders that much more detailed review of this issue is needed by the management. A report such as that requested by the proposal could in part begin

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to answer some of the very substantial questions raised in the management's opposition statement. Given the management's response to the proposal, it is reasonable for shareholders to want to know, for instance:

     o What Kroger products use hazardous materials in products and/or packaging?
     o Will Kroger implement a safer cosmetics policy similar to the new policy at CVS?
     o Does Kroger have plans to phase out the use of toxic products in products and/or packaging?

Vote YES on proxy Item 7 to urge the company to publish a report to shareholders on its policies on emerging product safety issues.

This communication is not a proxy solicitation, and Catholic Healthcare West will not accept any proxies. Catholic Healthcare West urges shareholders to vote "FOR" this stockholder proposal, Agenda Item 7 on Kroger's management's proxy.